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SEC FILE NUMBER
8-65665

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

MAY 16 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 AND ENDING 03/31/22
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHASTA PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ *Major security-based swap participant*
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 CAMBRIDGE STREET, 14TH FLOOR
(No. and Street)

BOSTON (City) MA (State) 02144 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GREGORY BURKUS (Name) 781-956-2435 (Area Code – Telephone Number) GBURKUS@SHASTAPARTNERS.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LARRY D. LIBERFARB, PC
(Name – if individual, state last, first, and middle name)

11 VANDERBILT AVENUE # 220 (Address) NORWOOD (City) MA (State) 02062 (Zip Code)

1/10/2006 (Date of Registration with PCAOB)(if applicable) 2560 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, GREGORY BURKUS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SHASTA PARTNERS, LLC, as of MARCH 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: MEMBER

____
Notary Public

NANCY GARDNER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 6, 2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SHASTA PARTNERS, LLC

FINANCIAL STATEMENTS

MARCH 31, 2022

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members
of Shasta Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shasta Partners, LLC as of March 31, 2022, the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shasta Partners, LLC as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Shasta Partners, LLC's management. Our responsibility is to express an opinion on Shasta Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shasta Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 (Schedule I), and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of Shasta Partners, LLC's financial statements. The supplemental information is the responsibility of Shasta Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry Liberfarb, PC

Larry D. Liberfarb, P.C.

We have served as Shasta Partners, LLC's auditor since 2006.

Norwood, Massachusetts

May 5, 2022

SHASTA PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

ASSETS

Cash	$	52,446
Receivable from non-customers		-
Other assets		1,132
	$	53,578

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	4,128
Members' Equity:		
Members' capital		49,450
Total Liabilities and Members' Equity	$	53,578

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2022

Revenues:		
Investment banking and advisory fees	$	465,168
Expenses:		
Communications and data processing		8,022
Occupancy		885
Other expenses		140,043
		148,950
Net income	$	316,218

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2022

Balance at April 1, 2021	$	318,232
Net income		316,218
Capital withdrawals		(585,000)
Balance at March 31, 2022	$	49,450

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2022

Cash flows from operating activities:	
Net income	$ 316,218
Adjustments to reconcile net income to net cash flow from operating activities:	
(Increase) Decrease in operating assets:	
Decrease in Receivables from non-customers	40,000
Decrease in Other assets	55
Increase (Decrease) in operating liabilities:	
Decrease in Accounts payable and accrued expenses	(100)
Net cash from operating activities	356,173
Cash flows from investing activities:	
None	
Cash flows from financing activities:	
Capital withdrawals	(585,000)
Decrease in cash	(228,827)
Cash at beginning of the period	281,273
Cash at end of the period	$ 52,446
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2022

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Investment Banking and Advisory Fees:

Fees are earned from advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients.

Revenue Recognition:

The Company provides advisory services on mergers and acquisitions, restructurings, valuations, and capital raisings. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2022, all amounts were immaterial.

Receivables from non-customers:

The Company has not provided an allowance for doubtful accounts, because management believes all amounts are collectible.

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Cash and Cash Equivalents:

The Company considers all highly liquid securities purchased with maturities of less than three months to be cash equivalents.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At March 31, 2022, the Company had net capital of $48,318, which was $43,318 in excess of its required net capital of $5,000. The Company's net capital ratio was .09 to 1.

NOTE 3 – LONG TERM LEASES

The Company leases office space at the rate of $77 per month. The lease expires August 31, 2023. Rent expense for fiscal year 2022 was $885.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

NOTE 4 – OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company at March 31, 2022 has no unfulfilled contract, commitments or contingencies.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 5, 2022, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

SHASTA PARTNERS, LLC

SUPPLEMENTARY SCHEDULES

MARCH 31, 2022

SCHEDULE I

SHASTA PARTNERS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2022

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 4,128
Net Capital	
Members' capital	$ 49,450
Adjustments to Net Capital	
Receivable from non-customers	-
Other assets	(1,132)
Net Capital as defined	48,318
Net Capital Requirement:	5,000
Net Capital in Excess of Requirement:	$ 43,318
Ratio of Aggregate Indebtedness to Net Capital	.09 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 48,318
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 48,318

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited X-17A-5 as of March 31, 2022.

See Report of Independent Registered Public Accounting Firm

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Members of
Shasta Partners, LLC

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) Shasta Partners, LLC identified that it was filing the exemption report solely to be in compliance with 17 C.F.R. 240.17a-5 (d)(1) and (4). Shasta Partners, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the company limits its business activities exclusively to fees earned from advisory services including mergers and acquisitions, restructuring, valuation and capital raising services for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; (3) did nor carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year. The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. Shasta Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shasta Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs 17 C.F.R. 240.17a-5 (d)(1) and (4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
May 5, 2022

SHASTA PARTNERS, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

MARCH 31, 2022

Shasta Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to fees earned from advisory services including mergers and acquisitions, restructuring, valuation and capital raising services for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c-3) throughout the most recent fiscal year.

3) The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year.

I, Gregory J. Burkus, affirm that, to my best knowledge and belief, this Exemption Report is true and correct without exception.

Gregory J. Burkus
Managing Member